Exhibit 23.1

Consent of Ernst & Young LLP, independent registered public accounting firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-8) and the related reoffer prospectus pertaining to the Sarcos Technology and Robotics Corporation 2021 Equity Incentive Plan, Sarcos Technology and Robotics Corporation Employee Stock Purchase Plan and Sarcos Corp. 2015 Equity Incentive Plan of Sarcos Technology and Robotics Corporation and to the incorporation by reference therein of our report dated April 15, 2021, except as to the fifth paragraph of Note 14 (Equity Grant), as to which the date is May 14, 2021, with respect to the consolidated financial statements of Sarcos Corp. and Subsidiaries included in the Registration Statement (Form S-1 No. 333-260296), as amended, and related Prospectus of Sarcos Technology and Robotics Corporation filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Salt Lake City, Utah

December 8, 2021